May 10, 2007
UBS Leveraged Finance Conference
Filed by Hercules Offshore, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: TODCO
Commission File No.: 1-31983

Forward-looking Statements
This presentation will contain "forward-looking statements" within the meaning of Section 27A of the
Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as
amended.  These statements, which include any statement that does not relate strictly to historical facts, use terms such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “forecast,” “intend,”
“plan,” “position,” “predict,” “project,” or “strategy” or the negative connotation or other variations of such terms or other similar terminology.  In particular, statements, express or implied, regarding future results of operations or ability to generate revenues, income or cash flow or to make acquisitions are forward-looking statements.  These forward-looking statements are based on management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting Hercules Offshore, Inc. (“Hercules”) and therefore involve a number of risks and uncertainties, many of which are beyond management’s control. These risks and uncertainties are further described in Hercules’ annual report on Form 10-K and its most recent periodic reports and other documents filed with the Securities and Exchange Commission which are available free of charge at the SEC’s website at www.sec.gov
or the company’s website at
www.herculesoffshore.com.
The forward-looking statements involve risks and uncertainties that affect Hercules’ operations and financial performance. All forward-looking statements attributable to Hercules’ representatives are expressly qualified in their entirety by this cautionary statement.

$9.2
$10.8
$13.9
$24.0
$29.1
$33.7
$42.9
$47.3
$46.8
$24.9
$26.3
$28.2
$24.0
$27.0
$42.6
$54.3
$67.4
$63.7
1Q 05 2Q 05 3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07
Liftboats Drilling
$4.2
$4.6
$5.8
$11.7
$16.8
$20.7
$26.7
$24.5
21.7
$12.5
$12.6
$13.8
$11.3
$14.1
$26.8
$33.7
$44.0
40.2
1Q 05 2Q 05 3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07
Liftboats Drilling
Hercules Offshore Overview
Note:  See Explanatory Information slide.  Division Adjusted EBITDA does not include corporate G&A and other income/expenses.
Quarterly Revenue Quarterly Adjusted EBITDA
($ in millions)
($ in millions)
Unique business mix within the oil services industry
Tremendous growth since inception in mid 2004
Experienced management team
Proven track record of strong return on capital

Pending TODCO Acquisition Highlights
On March 19
th
, Hercules entered into a definitive
agreement to acquire TODCO for $2.3 billion with
average per share consideration of:
– 0.979 Hercules shares ($1.3 billion in equity)
– $16.00 in cash ($930 million in cash)
Cash portion to be funded with existing cash on
hand and a senior secured term loan facility
Closing expected mid-2007
– Subject to:
– HSR approval
– Hercules and TODCO shareholder approval
– Other customary closing conditions
Post-transaction Board of Directors to include
seven Hercules and three TODCO nominees

HERCULES
Offshore

TODCO
THE Offshore Drilling Company

4 A Gulf of Mexico Leader. . . With Global Reach A New Leader in Jackup Drilling A Leader in Barge Drilling A Leader in Liftboats

Creates Value for Stakeholders in Near and Long-term
Accretive to earnings and cash flow per share
Opportunity to enhance future returns with lower cost of capital
Diversifies Hercules’ asset and customer base
1Q’07 pro forma trailing 12 month revenue of $1.4 billion and EBITDA of $630 million
Revenue
(1)
($mm) EBITDA
(1)
($mm)
(1) PF HERO represents Hercules plus TODCO financials per SEC filings, no accounting adjustments have been made.
$223
$630
0.0
250.0
500.0
750.0
HERO PF HERO
$399
$1,369
0.0
500.0
1,000.0
1,500.0
HERO PF HERO

Acquisition-related debt allows Hercules to optimize its capital structure
Enhanced credit quality due to increased scale and scope
Free cash flow expected to significantly exceed debt coverage needs
Pro Forma Capital Structure as of 3/31/07
Total Debt/Total Capitalization
Total Debt as a Multiple of LTM EBITDA
(1)
(1) For comparison purposes, EBITDA = Revenue – Operating Expenses – SG&A
Competitor ratios based on 1Q07 reported earnings.
1.7x
1.6x
1.4x
0.9x
0.6x
0.5x
0.4x
1.6x
0.0x
0.4x
0.8x
1.2x
1.6x
2.0x
RIG PF
HERO
PDE SPN RDC NE GSF DO
48%
34%
34%
33%
21%
19%
18%
12%
0.0%
20.0%
40.0%
60.0%
SPN PF
HERO
RIG PDE RDC NE DO GSF

Summary of Strategic Rationale
Enhances position in Gulf of Mexico and increases
operational flexibility
Provides asset and geographic diversity
Expands international footprint for future growth
Creates larger, more diverse jackup fleet
Timely combination in a fragmented jackup market
Combines leaders in barge drilling and liftboats
Potential to realize meaningful synergies
– Economies of scale
– Procurement of materials, insurance, employee benefits
– Operational synergies and redundant public company
expenses

Provides Asset Diversity
1Q 2007 Revenue Segmentation Analysis
Pre-Transaction
$110 MM
Post-Transaction
$352 MM
GOM Contract
Drilling
39%
Domestic
Liftboats
30%
International
Contract Drilling
19%
International
Liftboats
13%
Domestic
Liftboats
9%
Inland Barge
Drilling
18%
International
Contract
Drilling
20%
International
Liftboats
4%
GOM Contract
Drilling
42%
Delta Towing
6%

1Q 2007 Geographic Revenue Analysis
Provides Geographic Diversity
Pre-Transaction
$110 MM
Post-Transaction
$352 MM
We expect international contribution to represent a greater portion of our revenues in the future
Middle East
6%
US GOM
68%
India
13%
West Africa
13%
US GOM, 58%
Inland US, 18%
Latin America,
13%
West Africa, 5%
India, 4%
Middle East, 2%

A Global Footprint with Significant Expansion Potential
(1) Pro forma for TODCO’s announced THE 208 relocation.
(2)
Includes Hercules Rig 26, marketing internationally.
Mexico
Jackup Rigs 2
Platform Rig  1
West Africa
Jackup Rig 1
Liftboats 17
Middle East
Jackup Rig  1
Malaysia
(1)
Jackup Rig   1
U.S. Gulf Coast
Inland Barges 27
Land Rigs (TX) 2
Trinidad
Jackup Rig 1
Land Rig  1
Brazil
Jackup Rig  1
Venezuela
Land Rigs 6
U.S. Gulf of Mexico
Jackup Rigs 25
Submersible 3
Liftboats 47
India
Jackup Rig  1
Global Summary
Liftboats 64
Jackup Rigs 33
Inland Barges 27
Land Rigs 9
Submersible 3
Platform Rigs 1
(2)

44
43
40
33
27
25
24
20
16
13
11
10
9
0
5
10
15
20
25
30
35
40
45
ESV GSF NE PF
HERO
PDE RIG THE RDC NBR DO COSL Nat'lHERO
Drilling
24
18
14
11
9 9
8
6
3 3
0
5
10
15
20
25
PF
HERO
THE ESV PDE DO NBR RDC HERO Blake GSF
Fourth Largest Global Jackup Fleet
Current Global Jackup Landscape Current Gulf of Mexico Jackup Landscape
(1)
Source:    ODS-Petrodata
(1) Excludes rigs that have announced mobilization out of the GOM, including Hercules Rig 26 and Pride Mississippi

12 A Leading Player in US Gulf Coast Inland Barge Rigs Source: Company estimates based on public information. 27 13 4 2 2 1 0 5 10 15 20 25 30 PF HERO PKD Axxis Tetra Coastal NBR

A Leading Provider of Liftboat Services
Source: Company estimates based on public information.
(1) Denotes cold-stacked or abandoned vessels.
Current Gulf of Mexico Liftboat Landscape
Current West Africa Liftboat Landscape
47
27
15
6 6
4
3 3
2
1
0
10
20
30
40
50
HERO
SPN Aries Montco OL Laredo AMC OMC Seahorse CS Liftboats
17
3
2
1 1
0
5
10
15
20
HERO
Zumax (1) Zukus (1) NV De Brandt Shoreline

August
2005
Acquired the
Whale Shark
liftboat from
CS Liftboats
June
2005
Acquired Rig 16
from Transocean
and 17 liftboats
from Superior
Energy
October
2004
Acquired 22
liftboats from
Global Industries
August
2004
Acquired five
jackup rigs from
Parker Drilling
Successful integration of 12 asset acquisitions since formation
– Integrated several large fleets, operations and employees
Opportunistic acquisition strategy
Focus on return on capital employed
Successful Acquisition Track Record
February
2006
Acquired Rig 26
from Aries
Offshore Partners
Ltd.
November
2005
Acquired seven
liftboats from Danos
& Curole
September
2005
Acquired Rig 31
from Hydrocarbon
Capital II LLC
June
2006
Acquired six
liftboats from
Laborde Marine
Lifts
November
2006
Acquired eight
liftboats and
assumed rights to
operate five
additional liftboats
from Halliburton
January
2005
Acquired Rig 25
from Parker Drilling
and Rig 30
from
Porterhouse
Offshore, L.P.
March
2007
Entered into a
definitive merger
agreement to
acquire TODCO

Transaction is Consistent With Hercules’ Strategy
Grow the Company
– Merger expedites growth initiative
– Utilize critical mass and financial strength to enhance future growth
Quickly integrate and deploy newly acquired assets
– Identify and implement operational best practices
– Past successes of effectively integrating acquisitions
Maintain Financial Discipline
– Pro forma debt level of 1.6x LTM EBITDA is within industry range
Diversify asset base and geographic footprint
– Leverage combined operational and management depth to continue and accelerate international expansion

Business Outlook

MMbpd Surplus Capacity
Surplus as % of Total Supply Potential
1970
1974
1978
1982
1986
1990
1994
1998
2002
2006

Million Barrels of Oil Per Day
Billions of Dollars

Strong Outlook for Oil Prices . . .
OPEC Surplus Capacity & Utilization
OPEC surplus capacity is minimal
Sustained upward pressure on prices
Encourages investment in projects previously considered uneconomic
Source: US DOE, EIA
Global Oil Production versus
Drilling & Completion Spending
Source: EIA, Spears & Associates
Production 10yr CAGR 1% Spending
10yr CAGR 15%
0
3
6
9
12
0%
3%
6%
9%
12%
15%
Excess capacity Capacity Utilization
30
40
50
60
70
80
90
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
40
80
120
160
200
240
Production Spending

. . . and for US Natural Gas
Decline Rates Are Rising
Production Rates Are Falling
An ever increasing number of wells are needed to maintain production
As a result of long term deliverability issues, gas storage is becoming a less important determinant of price
0.35
0.55
0.75
0.95
1.15
1.35
1.55
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006E 2007E
Initial First Year Production per New Well
Source:  EOG Resources, Raymond James
First Year US Gas Well Decline Rates
35.0%
40.0%
45.0%
50.0%
55.0%
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006E

Rigs
200' MC Dayrate (thousand)
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07

Rigs
300' IC Dayrate (thousand)
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07

Jackup Market has been Bifurcated Since Mid-2006
Jackup
Avail.
Supply
0
20
40
60
80
100
120
140
160
$0
$20
$40
$60
$80
$100
$120
Contracted Stacked Ready Dayrate
Contracted
GOM Jackup Market in a Trough
International Jackup Markets at Peak,
but Demand Remains Strong
Jackup
Avail.
Supply
0
20
40
60
80
100
120
140
160
180
$0
$20
$40
$60
$80
$100
$120
$140
$160
$180
$200
Contracted Stacked Ready Dayrate
Contracted
Dayrate
Dayrate
Current GOM demand for 62 jackups against marketed supply of 72 jackups, leaving 10 rigs hot-stacked
International jackup utilization is still effectively at 100%
Source: ODS-Petrodata, Jefferies & Company

Average Rig Days/Marketed Rig
Jan-99
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07

Dayrate (in Thousands)
Average Rig Days/Marketed Rig
Dayrate (in Thousands)
Jan-99
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07

0
50
100
150
200
250
300
350
400
450
500
$-
$25
$50
$75
$100
$125
$150
$175
$200
0
50
100
150
200
250
300
$-
$25
$50
$75
$100
$125
Source: ODS-Petrodata. West Africa dayrates are used to approximate average market rates for worldwide jackup rigs.
Solid Backlog of Work Globally
Business visibility has increased substantially over the past six years, but has weakened considerably in the US Gulf of Mexico over the last several months
Current Worldwide Jackup Backlog Current GOM Jackup Backlog
Jan 1999
187 Days
Apr 2007
434 Days
West Africa 300’ IC
200’ MC Jackups in
GOM
Jan 2004
32 Days
Apr 2007
118 Days
Backlog
Dayrate

156
???
???
???
74
(4)
6 72
87
(15)
0
30
60
90
120
150
180
156 87 (15) 72 6 (4) 74 ??? ??? ???
GOM Supply Continues Downward Trend
June 2001
Jackup
Supply
Less: Cold
Stacked/
Shipyard (2)
Marketed
Supply
Less:
Jackups
Leaving
GOM
Plus:
Jackups in
Yard
(non-
contracted)
Visible
Marketed
Supply
Less: Future
Jackup
Deployments
Plus:
Newbuilds
Plus:
Reactivation
of Cold
Stacked (9)
Current
Jackup
Supply (1)
(1)  Excludes 1 GSF rig severely damaged in Hurricane Katrina
(2)  Includes only rigs that are not contracted.
Source: ODS-Petrodata as of 5/4/07, and company disclosure.
Rigs Departing the GOM
Rig Name Destination Rig Name Destination
Hercules 26
TBD
Ben Avon (Songa Tellus) West Africa
Mexico
Pride Mississippi
Rigs in Shipyard
Rig Name
Blake 202
Pride Wyoming
Hercules 26
Ensco 83
GSF Adriatic VII
Ben Rinnes (Songa Neptune) West Africa
Ocean King

Inland Barge Update
Largest operator in US Gulf Coast
– 72 total barges of which 23 are workover only
– Of 49 drilling barges, TODCO owns 27, Parker owns 14 (84% of supply)
TODCO holds excess supply with 17 operating and 10 cold stacked
Average Backlog 122 days
(1) TODCO fleet as of April 30, 2007 and Hercules estimates
Latest Contracted Dayrates
Marketed
Rigs
Working
Rigs Avg High
–Conventional <2000hp 1 1 32,000 $    32,000 $
–Conventional   2000hp 2 2 35,000       35,000
–Conventional   3000hp 3 2 38,500       42,000
–Posted   2000hp 3 1 68,000       68,000
–Posted   3000hp 8 8 47,500       58,000
17 14 44,786 $    51,286 $
(1)

Liftboat Update
Return to more typical seasonality in GOM
– During 2006 demand was extremely robust given the hurricane repair work and operators were willing to pay for liftboats while waiting out the weather
– Following a seasonal decline in utilization in the GOM during the winter months, utilization has rebounded significantly
GOM Dayrate outlook stable
– Dayrates likely to remain flat during 2007
West Africa remains strong
– Increased spot market prices by 30% during December
– May mobilize additional vessels into West Africa

Hercules’ Liftboat Fleet
Starfish
Class 140’ Liftboat
Swordfish
Class 200’ Liftboat
(1) Within the liftboat industry, the terms leg-length and liftboat class are used interchangeably.
Note: Utilization is defined as the total number of operating days in the period as a percentage of the total number of calendar days in the period our liftboats were actively marketed.  Dayrates include reimbursements from customers under relevant contracts.
69%
Leg - Length /
Liftboat Class
(1)
Number of Mar-06 Mar-07 Y-o-Y 2007
(Feet) Vessels Dayrate Dayrate % Change Utilization
Gulf of Mexico
260' 1 $29,638 $33,514 13% 91%
230' 3 $23,579 28,269 20% 37%
190-215' 6 18,736 22,179 18% 83%
170' 2 NA 19,627 NA 18%
140-150' 6 8,583 10,293 20% 82%
120-130' 14 7,321 8,702 19% 62%
105' 15 5,669 7,136 26% 63%
Domestic Total 47 $10,040 $12,748 27% 65%
West Africa
All Vessels 17 $9,934 $11,485 16% 79%

Credit Highlights
Successful
History of
Growth
Leading Market
Position
Diversification
by Assets,
Geography, and
Customers
Experienced
Management
Team
Favorable
Industry
Fundamentals
Strong Financial
Profile

Explanatory Information
Adjusted EBITDA is calculated as net income before interest expense, taxes, depreciation and amortization, gain on disposal of assets and loss on early retirement of debt. Adjusted EBITDA is included in this presentation because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA and Adjusted EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using Adjusted EBITDA. In addition, we utilize Adjusted
EBITDA in evaluating acquisition targets. Management also believes that Adjusted EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and Adjusted EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. Adjusted EBITDA is not a substitute for the GAAP measures of earnings or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA and Adjusted EBITDA differently and, therefore, Adjusted
EBITDA as presented for us may not be comparable to EBITDA and Adjusted EBITDA reported by other companies. Adjusted EBITDA has material limitations as a performance measure because it excludes interest expense, taxes, depreciation and amortization, gain on disposal of assets and loss on early retirement of debt. The following tables reconcile Adjusted EBITDA with net income.
Note: Reconciliations for Drilling and Liftboats do not include corporate adjustments.
EBITDA Reconciliation
($ in millions)
Drilling Liftboats
1Q 05 2Q 05 Q3 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 1Q 05 2Q 05 Q3 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q 07
Net Income $9.5 $7.6 $10.5 $0.5 $25.6 $15.6 $19.1 $27.2 $25.7 $2.5 $1.5 $2.5 ($1.6) $7.5 $9.3 $12.6 $12.7 $7.8
Plus: Interest Expense 1.8 1.8 1.9 1.5 1.3 1.4 1.7 2.3 1.4 0.5 0.6 0.9 0.8 0.7 0.8 0.9 1.4 0.8
Plus: Income Tax Expense – – – 6.9 15.1 7.5 10.5 10.0 9.3 – – – 8.9 4.4 5.5 7.6 4.7 5.3
Plus: Depreciation and Amortization 1.3 1.3 1.4 1.5 1.7 2.3 3.5 4.0 3.9 1.2 1.5 2.3 3.2 4.3 5.2 5.6 5.7 7.8
Plus: Loss on Early Retirement of Debt – 1.8 – 0.8 – – – – – – 0.9 – 0.5 – – – – –
Less: Gain on Disposal of Assets – – – – 29.6 – 1.1 – – – – – – – – – – –
Adjusted EBITDA $12.5 $12.6 $13.8 $11.3 $14.1 $26.8 $33.7 $43.5 $40.2 $4.2 $4.6 $5.8 $11.7 $16.8 $20.7 $26.7 $24.5 $21.7

Explanatory Information (cont.)
For comparison purposes we have calculated pro forma EBITDA combining Hercules Offshore and TODCO. EBITDA is calculated as total revenues less direct operating expenses less general & administrative expenses not including depreciation and amortization. The pro forma represents Hercules plus
TODCO financials per SEC filings. No accounting adjustments have been made. The following table calculates pro forma EBITDA.
Note: Reconciliations for Drilling and Liftboats do not include corporate adjustments.
Pro forma HERO EBITDA Calculation
($ in millions)
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 LTM
Hercules Revenue $56.1 $76.3 $97.2 $114.7 $110.5 $398.7
TODCO Revenue $183.6 $226.1 $242.3 $260.1 $241.9 $970.4
Pro forma Revenue $239.7 $302.4 $339.5 $374.8 $352.4 $1,369.1
Hercules Operating Expense 21.9 26.3 33.2 42.7 41.5 143.7
TODCO Operating Expense 107.3 140.6 129.2 133.1 114.7 517.6
Less: Pro forma Operating Expenses 129.2 166.9 162.4 175.8 156.2 661.3
Hercules General & Administrative 6.6 6.6 7.2 9.4 9.2 32.4
TODCO General & Administrativ 9.7 10.7 10.8 10.1 13.3 44.9
Less: Pro forma G&A Expenses 16.3 17.3 18.0 19.5 22.5 77.3
Hercules EBITDA 27.6 43.4 56.8 62.5 59.8 222.6
TODCO EBITDA 66.6 74.8 102.3 116.9 113.9 407.9
PF HERO EBITDA $94.2 $118.2 $159.1 $179.4 $173.7 $630.5

Risk Factors
Risks with respect to the combination of Hercules Offshore and TODCO, as well as other recent and future acquisitions, include the risk that we will not be able to close the transaction, as well as difficulties in the integration of the operations and personnel of the acquired company,  diversion of management's attention away from other business concerns, and the assumption of any undisclosed or other liabilities of the acquired company.  We expect to incur substantial transaction and merger related costs associated with completing the merger with TODCO, obtaining regulatory approvals, combining the operations of the two companies and achieving desired synergies.
Additional unanticipated costs may be incurred in the integration of the businesses of Hercules
Offshore and TODCO.  Expected benefits of the merger may not be achieved in the near term, or at all.  Hercules Offshore will have a significant amount of additional debt as a result of  the merger.
This debt will require us to use cash flow to repay indebtedness, may have a material adverse effect on our  financial health, and may limit our future operations and ability to borrow additional funds.
For additional information regarding the risks associated with the TODCO acquisition, please read the risk factors section in the joint proxy statement/prospectus included in Hercules Offshore’s registration statement on Form S-4 (No. 333-142314)

Important Information to be Filed
In connection with the TODCO acquisition, Hercules Offshore has filed with the SEC a registration statement on Form S-4 that contains a joint proxy statement/prospectus. Investors and security holders of Hercules Offshore and TODCO are urged to read the registration statement and definitive joint proxy statement/prospectus (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information about Hercules Offshore, TODCO and the merger. A definitive joint proxy statement/prospectus will be sent to security holders of Hercules
Offshore seeking their approval of the issuance of shares of common stock in the acquisition.
Investors and security holders may obtain these documents free of charge at the SEC's website at
www.sec.gov.
In addition, the documents filed with the SEC by Hercules Offshore may be obtained free of charge from our website at www.herculesoffshore.com or by calling our investor relations department at
(713) 979-9300. The documents filed with the SEC by TODCO may be obtained free of charge from
TODCO's website at www.theoffshoredrillingcompany.com or by calling TODCO's investor relations department at (713) 278-6000. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.
Hercules Offshore, TODCO and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set for in the registration statement on Form S-4 and will be set forth in the joint proxy statement/prospectus when it becomes available.